SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

1.	The Board of Directors of Korea Electric Power Corporation (“KEPCO”) made a resolution on July 21, 2006 (Seoul time) to purchase 18.9 million shares or 2.95% of its common stock by the end of 2006 directly from the government of the Republic of Korea (“Korean government”) who intends to divest such amount of shares of KEPCO to raise fund for the purpose of general budget, and as a result of which the direct and indirect ownership of Korean government in KEPCO will decrease to 51.07% from 54.02%. Details of such transaction will be determined in due course and publicly disclosed. In addition, KEPCO plans to issue exchangeable notes that shall be exchangeable into the shares that will be purchased through aforementioned transaction in order to fund such purchase.

2.	Reference is made to the current report on Form 6-K of KEPCO dated June 22, 2006. The Board of Directors of KEPCO made a resolution on July 21, 2006 (Seoul time) to hold an Extraordinary General Shareholders’ Meeting as follows;

Date and time	August 9, 2006, 2:00 p.m. (Seoul time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Room #709 at the head office of KEPCO

Agenda	Selection of three(3) standing directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Hi-Taek
Name:	Lee, Hi-Taek
Title:	Chief Financial Officer

Date: July 21, 2006